(To Prospectus dated August 2, 2002)

4,500,000 Shares



Common Stock

We are selling all of the 4,500,000 shares of common stock offered by this prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol "AGEN." On January 7, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $11.48 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase from us up to an additional 675,000 shares of our common stock at the public offering price less the underwriting discount, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made on or about January   , 2003.

UBS Warburg

Needham & Company, Inc.

Morgan Keegan & Company, Inc.

Ryan Beck & Co.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

TABLE OF CONTENTS

Oncophage®, Aroplatin™, Stimulon™, Quilimmune-P™ and Quilvax-FELV™ are trademarks of Antigenics Inc. Other trademarks included herein are the property of their respective owners.

Prospectus supplement summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the "Risk factors" section as well as the documents incorporated by reference. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

BUSINESS OVERVIEW

We are a biotechnology firm developing products to treat cancers, infectious diseases and autoimmune disorders. Our lead product candidates are: (i) Oncophage®, a personalized therapeutic cancer vaccine in Phase III clinical trials for the treatment of renal cell carcinoma and melanoma, (ii) Aroplatin™, a liposomal formulation of a third-generation platinum chemotherapeutic in a Phase II clinical trial for the treatment of colorectal cancer, (iii) AG-858, a personalized therapeutic cancer vaccine in a Phase I clinical trial for the treatment of chronic myelogenous leukemia, and (iv) AG-702/AG-70X, a therapeutic vaccine program in Phase I development for the treatment of genital herpes.

Oncophage, AG-858 and AG-702/AG-70X are based on our proprietary heat shock protein technology. Published research suggests that heat shock proteins play a central role in the generation of immune responses against cancer cells and cells infected with viruses and other pathogens. Based on preclinical and clinical studies of our heat shock protein technology, we believe that it will be applicable to all types of cancer and many infectious diseases.

We have generated strong data in multiple human clinical trials using our heat shock protein product candidates, including data demonstrating complete clinical responses in a proportion of patients with measurable metastatic disease in several types of cancer. Additionally, in a proportion of patients who were rendered free of disease by surgery, we have observed prolonged disease-free survival in three different types of cancer. In our studies to date, virtually no toxicity has been observed. We believe that these human data further support the broad applicability and corresponding commercial potential of our heat shock protein product candidates.

LEAD PRODUCT CANDIDATES

Oncophage
Oncophage, our flagship product candidate, is a personalized therapeutic cancer vaccine based on our heat shock protein technology. We initiated a Phase III trial of Oncophage in renal cell carcinoma during the fourth quarter of 2000. This trial is an international, multi-center, randomized, controlled study comparing Oncophage to observation in patients who are at high risk of recurrence after surgical removal of their primary tumor. Study endpoints include recurrence-free survival as well as overall survival. During 2002, we initiated a Phase III trial in metastatic melanoma, and we plan to initiate an additional Phase III study in melanoma during 2003. Oncophage has received fast track designation, as well as orphan drug designation, from the United States Food and Drug Administration (FDA) for both renal cell carcinoma and metastatic melanoma. Other clinical research evaluating Oncophage includes clinical trials for colorectal cancer, gastric cancer, lymphoma and pancreatic cancer.

Heat shock proteins occur naturally in the human body and can function as a transport for the entire antigenic repertoire, or "fingerprint", of an individual's cancer. Heat shock proteins also activate powerful cellular immune responses. Oncophage consists of heat shock protein-peptide complexes, or HSPPCs, designed to elicit a T-cell-based immune response to a patient's individual cancer. The HSPPCs in Oncophage are based on a specific heat shock protein called gp96.

We manufacture Oncophage from a patient's surgically removed tumor, a portion of which is frozen and shipped to our facility in Massachusetts. After manufacturing Oncophage in a process that takes approximately eight hours per individual patient lot, we formulate Oncophage in sterile saline solution and package it in standard single injection vials. After the performance of stringent quality control testing, including sterility testing, we ship the frozen product back to the hospital where it is administered to the patient in a series of outpatient injections.

Recent Developments

In October 2002, final data from one of our Phase II melanoma trials was published in the *Journal of Clinical Oncology*, the official journal of the American Society of Clinical Oncology (ASCO). This study in patients with metastatic melanoma showed that treatment with Oncophage was associated with objective clinical responses and was generally safe and well tolerated. Out of 28 patients who had residual disease after surgery, two experienced complete clinical responses (complete disappearance of disease) after treatment with Oncophage. The duration of these complete responses was over two years, despite a reported median survival of only seven months for patients with metastatic melanoma. Additionally, three other patients experienced extended disease stabilization (ranging from five to nine months) after treatment with Oncophage. We believe this is one of the first published studies to report complete clinical responses in melanoma patients with extensive metastatic disease after treatment with a non-toxic monotherapy.

During 2002, we made significant progress in the patient enrollment rate of our Phase III renal cell carcinoma trial. At year-end 2001, patient enrollment in this trial was approximately ten percent complete; as of year-end 2002, patient enrollment was approximately 65 percent complete. This increase in enrollment rate has allowed us to increase the statistical power of the study design yet still meet our original target for completed enrollment, which we expect to occur by mid-year 2003.

Aroplatin

Aroplatin is a liposomal formulation of a novel third-generation platinum compound from the family of diaminocyclohexane, or DACH, platinum compounds. During 2002, we initiated a Phase II trial of Aroplatin in advanced colorectal cancer, and we plan to initiate a Phase I/II trial in pancreatic cancer during 2003.

Platinum compounds such as cisplatin and carboplatin are widely-used compounds in cancer chemotherapy. However, current platinum drugs are not always effective because some tumors are resistant to these compounds at the outset of treatment or become resistant during treatment. We expect third-generation platinum chemotherapeutics, like Aroplatin, to overcome some of the resistance seen with earlier generations of platinum chemotherapeutics.

Aroplatin's chemical structure is similar to that of another DACH platinum product — Eloxatin™ (oxaliplatin, Sanofi-Synthelabo), which received FDA approval in August 2002 for the treatment of advanced colorectal cancer. Eloxatin has a significant limitation, however, in that treatment with Eloxatin is associated with significant neurotoxicity — a side effect of the nervous system that can cause pain and loss of sensory function in a patient's extremities. In contrast, virtually no neurotoxicity has been reported in clinical testing of Aroplatin. This may be because Aroplatin's active drug ingredient is encapsulated in a liposome. Drugs encapsulated in liposomes have been shown in certain cases to accumulate at the tumor, effecting a higher concentration and longer duration of drug action at the target site (where beneficial effects may occur) while maintaining a lower concentration and shorter duration at other sites (where adverse side effects may occur). In addition, the liposomal delivery system helps to reduce the damaging effects of some drugs on healthy tissues, improving the drug's safety profile. We believe that Aroplatin's liposomal formulation offers a more favorable toxicity profile compared with that of other platinum drugs, including Eloxatin, and may increase the concentration and duration of the active drug ingredient at the tumor site.

With the recent approval of Eloxatin, we initiated a number of head-to-head preclinical experiments in which Aroplatin was compared to Eloxatin. In in vivo studies, Aroplatin had greater anti-tumor activity and, in in vitro models of colon and pancreatic cancer, had approximately three times more tumor activity, than Eloxatin.

AG-858

AG-858 is a personalized therapeutic cancer vaccine also based on our heat shock protein technology. AG-858 consists of purified HSPPCs based on a specific heat shock protein called HSP70. In December 2002, we reported interim data from an ongoing pilot Phase I clinical trial combining AG-858 with Gleevec™ (imatinib mesylate, Novartis) for the treatment of chronic myelogenous leukemia (CML), a type of cancer characterized by the proliferation of abnormal white blood cells. Four of the five evaluable patients in this study were deemed to be unresponsive to treatment with Gleevec alone. After treatment with AG-858, all five evaluable patients showed objective clinical responses, including two patients with complete molecular responses as determined by polymerase chain reaction (PCR), the most sensitive measure available to detect the presence of leukemia cells. In contrast, only ten percent of patients treated with Gleevec alone achieve complete molecular responses as measured by PCR, based on previous reports. In this study, AG-858, like Oncophage, was generally safe and well tolerated. Based on these encouraging data, we intend to initiate one or more Phase II trials of AG-858 in combination with Gleevec during 2003 in CML.

AG-702/AG-70X

AG-702/AG-70X is our therapeutic vaccine program for the treatment of genital herpes based on our heat shock protein technology. Genital herpes is a serious, sexually transmitted disease affecting over 85 million people worldwide. Although antiviral drugs are used to alleviate symptoms of the disease, these treatments are not curative and do not prevent the infections from spreading.

AG-702 consists of HSPPCs that we manufacture by complexing a recombinant heat shock protein to a single peptide of herpes simplex virus-2 (HSV-2) and is referred to as a monovalent vaccine. AG-70X is a multivalent vaccine containing in excess of 30 HSV-2 peptides. We believe that by including additional peptides we can design an effective treatment for all HSV-2 patients. AG-70X is an off-the-shelf product that is manufactured synthetically. It is not personalized because the virus that causes genital herpes, HSV-2, is nearly identical in all patients. We are studying AG-702 as a proof of principle in humans and intend to advance the development of the program using AG-70X in future clinical trials.

OUR STRATEGY

Our objective is to become a leading biotechnology firm focused on discovering, developing and commercializing pharmaceutical products for diseases that represent substantial commercial opportunities including cancer, infectious diseases and autoimmune disorders. We plan to achieve this objective by pursuing the following strategies:

Develop and successfully commercialize our cancer products

Our portfolio of cancer products is designed to offer improvements over existing treatments and to improve the quality of life of cancer patients. Oncophage, our most advanced product candidate, is currently being tested in several Phase III and Phase II clinical trials. We intend to market our cancer product candidates using our own specialized sales force in the United States and to engage in collaborations with major pharmaceutical companies in territories outside of the United States.

Advance additional heat shock protein-based products for infectious disease into clinical trials

We are currently focused on the development of a therapeutic vaccine for the treatment of genital herpes using our heat shock protein technology. Building on our experience with AG-702, we intend to advance our multivalent vaccine, AG-70X, into clinical trials. We intend to develop similar vaccines for other infectious diseases. Since large sales organizations will be required for the sale of products in these indications, we plan to enter into collaborative agreements with major pharmaceutical companies for the marketing and distribution of these products.

Seek to license or acquire complementary products or technologies

We intend to supplement our internal drug discovery efforts through the acquisition of products and technologies that complement our general product development strategy. Historically, we have made acquisitions of companies that enhanced our product development pipeline. We continue to identify, evaluate and pursue the acquisition or licensing of other strategically valuable organizations or products.

OUR PRODUCT DEVELOPMENT PORTFOLIO

Product	Indication	Status	Commercialization Rights
Our Lead Product Candidates			
Oncophage®			
Personalized therapeutic HSP cancer vaccine	Renal cell carcinoma	Phase III	Worldwide
	Melanoma	Phase III	
	Colorectal cancer	Phase II	
	Non-Hodgkin's lymphoma	Phase II	
	Gastric cancer	Phase I/II	
	Pancreatic cancer	Phase I	
Aroplatin™			
DACH platinum chemotherapeutic	Colorectal cancer	Phase II	Worldwide
	Pancreatic cancer	Phase I/II[1]	
AG-858			
Personalized therapeutic HSP cancer vaccine	Chronic myelogenous leukemia	Phase I	Worldwide
AG-702/AG-70X			
Therapeutic HSP herpes vaccine	Genital herpes	Phase I	Worldwide
Our Other Programs[2]			
QS-21			
Vaccine adjuvant	Various[3]	Phases I-III	Partnered[3]
Oncophage^{NEXGEN}			
Next-generation therapeutic HSP cancer vaccine	Cancers	Preclinical	Worldwide
CD91			
HSP receptor modulation	Autoimmune disorders	Preclinical	Worldwide
HSP-HIV			
Therapeutic HSP HIV vaccine	HIV/AIDS	Preclinical	Worldwide

(1) *Enrollment in this trial is expected to commence in 2003.*

(2) *ATRA-IV, a liposomal all-trans-retinoic acid, is currently being evaluated in a number of cancers.*

(3) *We have licensed QS-21 to several partners, including GlaxoSmithKline, Wyeth-Lederle, Aventis Pasteur, Elan and Progenics, for use in cancers and infectious diseases. The most advanced program is Progenics' vaccine for melanoma, currently in Phase III.*

We maintain our operations in Woburn and Framingham, Massachusetts. Our executive offices are in New York, New York. The address for our executive offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111 and our telephone number is (212) 994-8200.

The offering

Common stock offered......................	4,500,000 shares
Common stock to be outstanding after the offering	37,613,000 shares
Use of proceeds	We intend to use the net proceeds of this offering to fund additional clinical trials of our lead product candidates and for clinical trials and preclinical studies for our other product candidates; for potential licenses and other acquisitions of complementary technologies and products; and for working capital, capital expenditures and other general corporate purposes. See "Use of Proceeds."
Nasdaq National Market Symbol	AGEN

The number of shares of our common stock to be outstanding after this offering in the table above is based on approximately 33,113,000 shares outstanding as of December 31, 2002, and does not include, as of that date:

➤ 3,991,000 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $11.68 per share;

➤ 153,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $40.69 per share; and

➤ an additional 1,196,000 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary consolidated financial data

The table below presents summary consolidated statement of operations and balance sheet data of Antigenics and its subsidiaries. The summary consolidated financial data for the years ended December 31, 1999 through December 31, 2001 are derived from our audited consolidated financial statements for those periods. We derived the summary consolidated financial data as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002 from our unaudited consolidated financial statements. The unaudited consolidated financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2002.

This information is only a summary. You should read it in conjunction with our historical consolidated financial statements and related notes incorporated by reference in this prospectus supplement and on file with the SEC. For more details on how you can obtain our SEC reports incorporated by reference herein, you should read the section of the prospectus entitled "Where You Can Find More Information."

Consolidated statement of operations data:	Year ended December 31,			Nine months ended September 30,	
	1999	2000	2001	2001	2002
(in thousands, except per share data)				(unaudited)	
Revenue	$581	$443	$4,555	$2,956	$2,607
Expenses:					
Cost of sales	—	(363)	(1,064)	(688)	(992)
Research and development	(11,958)	(17,575)	(31,357)	(21,605)	(28,485)
General and administrative	(7,480)	(9,190)	(13,762)	(10,338)	(13,687)
Acquired in-process research and development[1]	—	(25,800)	(34,596)	(32,436)	—
Operating loss	(18,857)	(52,485)	(76,224)	(62,111)	(40,557)
Interest income, net	723	5,756	2,683	2,416	935
Other income (expense), net	10	—	—	(41)	73
Net loss[2][3]	$(18,124)	$(46,729)	$(73,541)	$(59,736)	$(39,549)
Net loss per share, basic and diluted	$(1.00)	$(1.90)	$(2.61)	$(2.14)	$(1.20)
Weighted average number of shares outstanding, basic and diluted	18,144	24,659	28,143	27,852	32,844

Consolidated balance sheet data:	As of September 30, 2002	
	Actual	As Adjusted[4]
(in thousands)	(unaudited)	
Cash, cash equivalents and short-term investments	$70,464	$ 118,654
Total current assets	75,812	124,002
Total assets	103,998	152,188
Total current liabilities	9,683	9,683
Long-term liabilities, less current portion	1,104	1,104
Stockholders' equity	93,211	141,401

(1) We recorded non-recurring charges to operations for the write-off of in-process research and development acquired in our mergers with Aquila Biopharmaceuticals, Inc. in November 2000 and Aronex Pharmaceuticals, Inc. in July 2001.

(2) Prior to our conversion from a limited liability company to a corporation in February 2000, in accordance with federal, state and local income tax regulations which provide that no income taxes are levied on United States limited liability companies, each member of the limited liability company was individually responsible for reporting his share of the company's net income or loss. Accordingly, we have not provided for income taxes in our consolidated financial statements for periods before February 2000. Given our history of incurring operating losses, no income tax benefit is recognized in our consolidated financial statements for periods after February 2000 because of a loss before income taxes and the need to recognize a valuation allowance on net deferred tax assets.

(3) Effective July 1, 2002, Antigenics adopted Statement of Financial Accounting Standards (SFAS) No. 141, ''Business Combinations'' and effective January 1, 2002 adopted SFAS No. 142, ''Goodwill and Other Intangibles.'' As a result, we have not amortized the goodwill associated with our July 2001 acquisition of Aronex Pharmaceuticals and have ceased amortization of all goodwill beginning January 1, 2002. Had SFAS No. 142 been adopted by us effective January 1, 2000, net loss and net loss per share, basic and diluted, would have been as follows (in thousands, except per share data):

| | Year ended December 31, | | Nine months ended September 30, |
	2000	2001	2001
Net loss, as reported	$(46,729)	$(73,541)	$(59,736)
Goodwill amortization and assembled workforce amortization	39	480	360
Pro forma net loss	$(46,690)	$(73,061)	$(59,376)
Net loss per share, basic and diluted, as reported	$(1.90)	$(2.61)	$(2.14)
Pro forma net loss per share, basic and diluted	$(1.89)	$(2.60)	$(2.13)

(4) As adjusted to give effect to our assumed sale of the 4,500,000 shares of common stock offered hereby, assuming a public offering price of $11.48 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as though this sale occurred as of September 30, 2002.

Risk factors

You should carefully consider the following risk factors before you decide to purchase our common stock. Any of these risks could have a material adverse impact on our business, financial condition, operating results or cash flows. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

If we incur operating losses for longer than we expect, we may be unable to continue our operations.

From our inception through September 30, 2002, we have generated net losses totaling $197 million, including $40 million during the first nine months of 2002. We expect to incur increasing and significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Phase III clinical trials are particularly expensive to conduct. We do not expect to generate significant revenues for several years. To date, we have generated product sales revenue from only one product, our feline leukemia vaccine named Quilvax-FELV. Our revenues from Quilvax-FELV were $1.9 million for the nine-months ended September 30, 2002. These revenues are generated through sales of Quilvax-FELV to our marketing partner Virbac, S.A. This agreement expired in 2002, and we are negotiating its renewal with Virbac. Any regulatory, marketing or other difficulties we experience with Quilvax-FELV, including non-renewal of our agreement with Virbac, could jeopardize that revenue stream.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical trials.

On September 30, 2002, we had approximately $70 million in cash, cash equivalents and short-term investments. With our current working capital and the estimated net proceeds from this offering, we expect that we could fund our development programs, clinical trials, and other operating expenses into the second quarter of 2004. We plan to raise additional funds prior to that time. Since our inception, we have financed our operations primarily through the sale of equity, interest income earned on cash, cash equivalent balances and short-term investments and debt provided through a credit facility secured by some of our manufacturing and laboratory assets. In order to fund our future needs, we will be required to raise additional funds in the capital markets, through arrangements with corporate partners, or from other sources. Additional financing, however, may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials, including the development programs and clinical trials supporting our lead cancer vaccine, Oncophage. We also may be forced to license technologies to others that allocate to third parties substantial portions of the potential value of these technologies.

We may not receive significant payments from collaborators due to unsuccessful results in existing collaborations or failure to enter into future collaborations.

Part of our strategy is to develop and commercialize some of our products by continuing our existing collaborative arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to successfully negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing. Our collaborations involving QS-21, for example, depend on our partners successfully completing clinical trials and obtaining regulatory approvals. These activities frequently fail to produce marketable products. For example, in March 2002, Elan Corporation and Wyeth Ayerst Laboratories announced a decision to permanently cease dosing patients in their Phase IIA clinical trial of their lead Alzheimer's vaccine containing QS-21. Several of our agreements also require us to transfer important rights to our collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing the program or elect to collaborate with a different company. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time we may also become involved in disputes with our collaborators. As a result of these factors, our strategic collaborations may not yield revenues. In addition, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of securities.

We must receive separate regulatory approvals for each of our drugs and vaccines in each type of disease before we can market and sell them in the United States or internationally and this approval process is uncertain, time-consuming and expensive.

We and our collaborators cannot sell any drug or vaccine until it receives regulatory approval from federal, state and local governmental authorities in the United States, including the FDA, and from similar agencies in other countries. Oncophage and any other drug candidate could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially, based on the type, complexity and novelty of the product. Our flagship product candidate, Oncophage, is a novel cancer therapeutic vaccine that is personalized for each patient. To date, the FDA and foreign regulatory agencies have approved only a limited number of cancer therapeutic vaccines for commercial sale and have relatively little experience in reviewing personalized medicine therapies. This lack of experience may lengthen the regulatory review process for Oncophage, increase our development costs and delay or prevent commercialization.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug or vaccine is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure of clinical trials or the ability to interpret the data from the trials; we could encounter similar problems. The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding adverse patient reactions, and demonstrating in a scientifically significant manner the efficacy of a product. We rely on third party clinical investigators to conduct our clinical trials and as a result, we may encounter delays outside our control. Future clinical trials may not show that our drugs and vaccines are safe and effective. In addition, we or the FDA might delay or halt the clinical trials, including our Phase III trials of Oncophage, for various reasons, including:

➤ failure to comply with extensive FDA regulations;

➤ the product may not appear to be more effective than current therapies;

➤ the product may have unforeseen or significant adverse side effects or other safety issues;

➤ the time required to determine whether the product is effective may be longer than expected;

➤ we may be unable to adequately follow or evaluate patients after treatment with the product;

➤ patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product;

➤ sufficient numbers of patients may not enroll in our clinical trials; or

➤ we may be unable to produce sufficient quantities of the product to complete the trial.

Furthermore, regulatory authorities, including the FDA, may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approval or clearances for our drugs or vaccines may:

➤ adversely affect the marketing of any products we or our collaborators develop;

➤ impose significant additional costs on us or our collaborators;

➤ diminish any competitive advantages that we or our collaborators may attain; and

➤ limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approval for our products in a timely manner, we will not be able to commercialize them, and therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our products, the FDA may impose limitations on the indicated uses for which our products may be marketed. These limitations could reduce the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

If we are unable to purify heat shock proteins from some cancer types, the size of our potential market would decrease.

Heat shock proteins occur naturally in the human body and activate powerful cellular immune responses. Our ability to successfully commercialize Oncophage for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. Based on our clinical trials conducted to date, in renal cell carcinoma, we have been able to manufacture Oncophage from 93% of the tumors delivered to our manufacturing facility; for melanoma, 89%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 86%; and for pancreatic cancer, 30%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases may degrade the heat shock proteins during the purification process. We have recently made process development advances that have improved the manufacture of Oncophage from pancreatic tissue. In an expanded Phase I pancreatic cancer study, Oncophage was manufactured from five of five tumor samples (100%), bringing the aggregate success rate for this cancer type to 46%.

We may encounter this problem or similar problems with other types of cancers as we expand our research. If we cannot overcome these problems, the number of cancer types that Oncophage could treat would be limited.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to more than 72 issued United States patents and 114 foreign patents. We also have rights to more than 49 pending United States patent applications and 99 pending foreign patent applications. However, our patents may not protect us against our competitors. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them and they are challenged in court, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents which are issued may not contain claims which will permit us to stop competitors from using similar technology.

In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities are not covered by (that is, do not infringe) our patents.

Furthermore, a third party may claim that we are using inventions covered by such third party's patents and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third party's patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party's patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer, respectively. We have reviewed these patents, and we believe, as to each claim in the patents, that we either do not infringe the claim of the patents or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields, suggesting possible infringement, and we, like a number of biotech companies, have received this type of communication, including with respect to the third party patents mentioned above. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Additionally, one of the patent applications licensed to us contains claims that are substantially the same as claims in three of the third party patents mentioned above. The United States Patent and Trademark Office has declared an interference proceeding with respect to two of these third party patents to resolve this conflict. In an interference proceeding, the party with the earliest effective filing date has certain advantages. Although we believe that our claims have an earlier effective filing date than the conflicting claims of the other patents, if this third party were to prevail in the interference proceeding, it could result in abandonment of our patent application and the potential need to seek a license from this party which may not be available on reasonable terms, if at all.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations.

We face litigation that could result in substantial damages and may divert management's time and attention from our business.

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two brokerage firms that served as underwriters in our initial public offering have been named as defendants in a civil class action lawsuit filed on November 5, 2001 in the Federal District Court in the Southern District of New York. Dr. Armen was dismissed without prejudice from these claims in October 2002. The suit alleges that these underwriters charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the underwriters' customers based upon an agreement by such customers to purchase additional shares of our stock in the secondary market. We could be required to pay substantial damages and, regardless of the outcome, the lawsuit may cause a diversion of our management's time and attention from our business.

In addition, we may become involved in additional litigation with our commercial partners or with others. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation will be uncertain.

If we fail to keep key management and scientific personnel, we may be unable to successfully develop our therapeutic drugs or vaccines, conduct clinical trials and obtain financing.

We are highly dependent on our senior management and scientific personnel, particularly Garo H. Armen, Ph.D., our chairman and chief executive officer, Pramod K. Srivastava, Ph.D., our chief scientific officer, a member of our board of directors and chairman of our scientific advisory board, Russell Herndon, our president and chief operating officer, and Elma Hawkins, Ph.D., our vice chairman. Since our manufacturing process is unique, our manufacturing and quality control personnel are also very important. The competition for these and other qualified personnel in the biotechnology field is intense. If we are not able to attract and retain qualified scientific, technical and managerial personnel, we may be unable to achieve our business objectives.

Dr. Armen, since July 2002, has served as Chairman of the Board at Elan Corporation. This role may occupy a substantial portion of Dr. Armen's time.

In addition, we have licensed a significant portion of our intellectual property from institutions at which Dr. Srivastava has worked. We also sponsor research in Dr. Srivastava's laboratory at the University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming our employee. Furthermore, the University of Connecticut may modify these regulations and policies in the future to further limit Dr. Srivastava's relationship with us. Dr. Srivastava has a consulting agreement with us, which includes financial incentives for him to remain associated with us, but that may not be enough to compel him to remain associated with us even during the time covered by the consulting agreement. In addition, this agreement does not restrict his ability to compete against us after his association is terminated.

If we fail to obtain adequate levels of reimbursement for our therapeutic drugs or vaccines from third party payers, the commercial potential of our therapeutic drugs or vaccines will be significantly limited.

Our profitability will depend on the extent to which government authorities, private health insurance providers and other organizations provide reimbursement for the cost of our therapeutic drugs or vaccines. Many patients will not be capable of paying for our therapeutic drugs or vaccines themselves. A primary trend in the United States health care industry is toward cost containment. Large private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of particular treatments. Furthermore, many third party payers limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.

Product liability and other claims against us may reduce demand for our products or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our therapeutic drugs or vaccines in human clinical trials and will face even greater risks when we sell our drugs or vaccines commercially. An individual may bring a product liability claim against us if one of our drugs or vaccines causes, or merely appears to have caused, an injury. Regardless of merit or eventual outcome, product liability claims may result in:

➤ decreased demand for our therapeutic drugs or vaccines;

➤ injury to our reputation;

➤ withdrawal of clinical trial volunteers;

➤ costs of related litigation; and

➤ substantial monetary awards to plaintiffs.

We manufacture Oncophage from a patient's tumor and a medical professional must inject Oncophage into that same patient. A patient may sue us if we, a hospital or a delivery company fails to deliver the removed tumor or that patient's Oncophage. We anticipate that the logistics of shipping will become more complex as the number of patients we treat increases, and it is possible that all shipments will not be made without incident. In addition, administration of Oncophage at a hospital poses another chance for delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage and do not know whether insurance will be available to us at a reasonable price or at all.

We have limited product liability coverage for clinical research use of product candidates. We also maintain limited product liability insurance for the commercial sale of Quilvax-FELV. This limited insurance coverage may be insufficient to fully compensate us for future claims.

We may incur significant costs complying with environmental laws and regulations.

We use hazardous, infectious and radioactive materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from their use. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA or the EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations which could have a material adverse effect on our operations.

Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from these materials. In the event of an accident, we could be held liable for any resulting damages which could be substantial.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability or marketing expertise.

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of therapeutic drugs or vaccines and other therapeutic products, including heat shock proteins, directed at cancer, infectious diseases, autoimmune disorders, and degenerative disorders. Several of these companies, such as Dendreon, Stressgen, AVAX, Intracel and Cell Genesys, utilize similar technologies and/or personalized medicine techniques. Additionally, many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience. Our competitors may:

➤ commercialize their products sooner than we commercialize ours;

➤ develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

➤ implement more effective approaches to sales and marketing;

➤ establish superior proprietary positions; or

➤ discover technologies that may result in medical insights or breakthroughs which may render our drugs or vaccines obsolete even before they generate any revenue.

More specifically, if we receive regulatory approvals, some of our therapeutic drugs or vaccines will compete with well-established, FDA approved therapies that have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter our markets and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.

We plan to consolidate our operations in a new facility which could cause a temporary disruption in our business.

We recently signed a lease for a facility in Lexington, Massachusetts. We intend to consolidate our Woburn and Framingham operations into this facility in phases over the next several years. The first phase, which we intend to complete during 2003, will involve the transfer of our Woburn manufacturing and administrative operations to the Lexington facility. We expect that the build-out costs associated with the first phase will be approximately $15 million. We do not expect to initiate the build-out of the second phase, related to the Framingham operations, until 2005. It is possible that our business operations could be temporarily disrupted as a result of this facilities consolidation.

Risks Related to Our Stock

Our officers and directors may be able to block proposals for a change in control.

As of September 30, 2002, Antigenics Holdings L.L.C. controlled approximately 34% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings may be able to prevail on all matters requiring a stockholder vote, including:

➤ the election of directors;

➤ the amendment of our organizational documents; or

➤ the approval of a merger, sale of assets or other major corporate transaction.

Our directors and officers, if they elect to act together, can control Antigenics Holdings. In addition, several of our directors and officers directly and indirectly own shares of our common stock.

Provisions in our charter documents could prevent or frustrate any attempts to replace our current management by stockholders.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, our certificate of incorporation currently permits our board of directors to issue up to 25,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and nominations, and permit only our president or a majority of our board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management. In addition, Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

Our stock has low trading volume and our public trading price has been volatile.

Since our initial public offering on February 4, 2000, the per share price of our common stock has fluctuated between $6.60 and $71.50 with an average daily trading volume for the three months ended December 31, 2002 of approximately 240,000. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

➤ announcements of decisions made by public officials;

➤ results of our preclinical and clinical trials;

➤ announcements of technological innovations or new commercial products by us or our competitors;

➤ developments concerning proprietary rights, including patent and litigation matters;

➤ publicity regarding actual or potential results with respect to products under development by us or by our competitors;

➤ regulatory developments; and

➤ quarterly fluctuations in our revenues and other financial results.

The sale of a substantial number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of shares of our stock could cause the market price of our stock to decline. As of December 31, 2002, we had approximately 33,113,000 shares of common stock outstanding. All of these shares are eligible for sale on the Nasdaq National Market, although certain of the shares are subject to sale volume and other limitations.

We have filed registration statements to permit the sale of 5,236,831 shares of common stock under our equity incentive plan and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals and Aronex Pharmaceuticals. We have also filed a registration statement to permit the sale of 300,000 shares of common stock under our employee stock purchase plan. As of December 31, 2002, options to purchase approximately 3,991,000 shares of our stock upon exercise of options with a weighted average exercise price per share of $11.68 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. As of December 31, 2002, warrants to purchase approximately 153,000 shares of our common stock with a weighted average exercise price per share of $40.69 were outstanding. The registration statement to which this prospectus supplement relates covers the potential sale of up to $100 million of our securities, including the shares sold pursuant to this prospectus supplement, which may include an unspecified amount of additional common stock.

Use of proceeds

The net proceeds from the sale of the shares are estimated to be approximately $48 million, assuming a public offering price of $11.48 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us (approximately $55 million if the underwriters' over-allotment option is exercised in full).

We intend to use the net proceeds of this offering to fund additional clinical trials of our lead product candidates, and for clinical trials and preclinical studies for our other product candidates; for potential licenses and other acquisitions of complementary technologies and products; and for working capital, capital expenditures and other general corporate purposes. Pending such uses, we intend to invest the net proceeds in interest-bearing investment-grade securities.

Capitalization

The following table shows:

➤ our actual capitalization and cash, cash equivalents and short-term investments as of September 30, 2002; and

➤ as adjusted to give effect to our assumed sale of the 4,500,000 shares of common stock offered hereby assuming a public offering price of $11.48 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters' over-allotment option).

	As of September 30, 2002	
	Actual	As Adjusted
	(unaudited, in thousands)	
Cash, cash equivalents and short-term investments	$ 70,464	$ 118,654
Long-term liabilities, less current portion................................	$ 1,104	$ 1,104
Stockholders' equity:		
Preferred stock, par value $0.01 per share; 25,000,000 shares authorized; no shares issued or outstanding, ...	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 33,076,855 shares issued and outstanding, actual; and 37,576,855 shares issued and outstanding, as adjusted	331	376
Additional paid-in capital	290,988	339,133
Accumulated other comprehensive loss.................................	(443)	(443)
Deferred compensation	(229)	(229)
Accumulated deficit	(197,436)	(197,436)
Total stockholders' equity	93,211	141,401
Total capitalization	$ 94,315	$ 142,505

Dividend policy

We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.

Dilution

Our net tangible book value on September 30, 2002 was $80,758,000 or approximately $2.44 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the assumed sale of 4,500,000 shares of our common stock in this offering (at an assumed public offering price of $11.48 per share) and after deducting the underwriting discounts and commissions and our estimated offering expenses, our net tangible book value as of September 30, 2002 would have been $3.43 per share. This amount represents an immediate increase in net tangible book value of $0.99 per share to existing stockholders and an immediate dilution in net tangible book value of $8.05 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$11.48
Net tangible book value per share as of September 30, 2002.	$2.44	
Increase in net tangible book value per share attributable to this offering	0.99	
Pro forma net tangible book value per share as of September 30, 2002 after giving effect to this offering		3.43
Dilution per share to new investors in this offering		$ 8.05

This table:

➤ assumes no exercise of options to purchase 4,049,000 shares of common stock at a weighted average exercise price of $11.70 per share outstanding as of September 30, 2002; and

➤ assumes no exercise of warrants to purchase 399,000 shares of common stock at a weighted average exercise price of $24.21 per share outstanding as of September 30, 2002.

To the extent that these options and warrants are exercised there will be further dilution to new investors.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Needham & Company, Inc., Morgan Keegan & Company, Inc. and Ryan Beck & Co., Inc. are the representatives of the underwriters. UBS Warburg LLC is the sole book-running manager of this offering.

Underwriters	Number of Shares
UBS Warburg LLC	
Needham & Company, Inc.	
Morgan Keegan & Company, Inc.	
Ryan Beck & Co., Inc.	
Total..	4,500,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to 675,000 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 675,000 shares. In compliance with NASD guidelines, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus and any applicable prospectus supplement.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be about $370,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $ per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and each of our directors and executive officers and Antigenics Holdings L.L.C., our principal stockholder, have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain permitted exceptions, without the prior written consent of UBS Warburg LLC.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

UBS Warburg LLC and Needham & Company, Inc. have in the past provided and may in the future provide financial advisory services to us. For these services, we have paid them, or will pay them, customary compensation. We may also engage any of the other underwriters for financial advisory services in the future.

Legal matters

Ropes & Gray, Boston, Massachusetts, is giving us an opinion on the validity of the shares offered by this prospectus supplement. Paul Kinsella, a partner at Ropes & Gray, is our Secretary. Dewey Ballantine LLP, New York, New York, is counsel to the underwriters in connection with this offering.

$100,000,000

ANTIGENICS INC.

Common Stock, Preferred Stock and Debt Securities

We may offer to the public from time to time in one or more series or issuances:

➤ shares of our common stock;

➤ shares of our preferred stock; or

➤ debt securities consisting of debentures, notes or other evidences of indebtedness.

Our common stock trades on the Nasdaq National Market under the symbol "AGEN."

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you make your investment decision.

We will sell the securities to underwriters or dealers, through agents, or directly to investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is August 2, 2002.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of registration statements that we filed with the SEC using a ''shelf'' registration process. Under the shelf process, we may, from time to time, issue and sell to the public any combination of the securities described in the registration statement candidates in one or more offerings up to an aggregate dollar amount of $100,000,000.

ANTIGENICS INC.

Through our core expertise in cancer, immunology and personalized medicine, we are focused on therapeutic vaccines and treatments for cancer, infectious diseases and autoimmune disorders. Our products are designed to improve on conventional treatments by prolonging survival, reducing side effects and enhancing quality of life. Our lead cancer programs include Oncophage®, a personalized cancer vaccine in Phase III trials and on the U.S. Food and Drug Administration's Fast Track development program for kidney cancer and melanoma; and two liposomal products in Phase II development: Aroplatin™, a third-generation platinum chemotherapeutic, and ATRA-IV, a form of vitamin A. Other products in development include QS-21, an immune adjuvant being tested in several clinical vaccine programs in partnership with leading pharmaceutical companies, and AG-702, a genital herpes immunotherapeutic agent in Phase I testing. We maintain our principal operations in Woburn, Massachusetts and our executive offices in New York, New York. The address for our executive offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111 and our telephone number is (212) 994-8200.

RISK FACTORS

In deciding whether to purchase our securities, in addition to the other information contained in this prospectus, you should consider carefully any risk factors we may include, if appropriate, in the applicable prospectus supplement. You should also consider the ''Risk Factors'' included in Exhibit 99.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we have incorporated by reference may contain forward-looking statements. Generally, these statements can be identified by the use of phrases like "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project" and similar terms and include statements about our:

➤ future product research and development activities, including clinical trials, and status of product development;

➤ the expected efficacy of our immunotherapeutics in treating diseases;

➤ plans for regulatory filings;

➤ receipt of future regulatory approvals;

➤ our expected cash needs;

➤ plans for sales and marketing;

➤ implementation of our corporate strategy; and

➤ future financial performance.

These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those in the forward-looking statements. Factors that could cause or contribute to these differences include: that we are unable to enroll sufficient numbers of patients in our clinical trials; that our clinical trials will not demonstrate that our products are both safe and more effective than current standards of care and alternative treatments developed by other companies; that we are unable to obtain the regulatory approvals necessary to conduct additional clinical trials or to market our products; that we fail to adequately protect our intellectual property or are determined to infringe upon the intellectual property of others; that Medicare and other third-party payers do not provide adequate reimbursement for products we market; the factors discussed in Exhibit 99.1 of our most recent Annual Report on Form 10-K; and the risks identified in subsequent filings with the Securities and Exchange Commission. We caution investors not to place undue reliance on our forward-looking statements. These statements speak only as of the date of the document in which they appear, and we undertake no obligation to update or revise the statements.

Use of proceeds

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, research and development expenditures, clinical trial expenditures, acquisitions of new technologies, and investments. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

Ratio of earnings to fixed charges and preferred stock dividends

The following table sets forth our ratio of earnings to fixed charges for the periods shown below. Each time we offer debt securities, we will provide an updated table setting forth our ratio of earnings to fixed charges on a historical basis in the applicable prospectus supplement, if required. Each time we offer shares of preferred stock, we will provide a table setting forth our ratio of combined fixed charges and preferred stock dividends to earnings, if required.

	1997	1998	For the year ended December 31, 1999	2000	2001	For the three months ended March 31, 2002
Fixed charges						
Interest expense on indebtedness	$—	$—	$291	$425	$690	$162
Estimated interest expense within rental expense	92	303	282	361	775	241
Total fixed charges	92	303	573	786	1,465	403
Loss before income taxes	(3,833)	(8,904)	(18,124)	(46,729)	(73,541)	(11,889)
Fixed charges per above	92	303	573	786	1,465	403
	(3,741)	(8,601)	(17,551)	(45,943)	(72,076)	(11,486)
Coverage deficiency	$(3,833)	$(8,904)	$(18,124)	$(46,729)	$(73,541)	$(11,889)

Description of common stock

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and by-laws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to "Where You Can Find More Information" below for directions on obtaining these documents.

We have authority to issue 100,000,000 shares of common stock. As of June 6, 2002, we had 33,066,758 shares of common stock outstanding.

GENERAL

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends, as the board may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its telephone number is (800) 937-5449.

Description of preferred stock

We currently have authorized 25,000,000 shares of undesignated preferred stock, none of which were issued and outstanding as of the date of this prospectus. We currently do not have any equity securities that would be senior to, or on par with, our authorized preferred stock.

GENERAL

Under Delaware law and our charter, our board of directors is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series. Subject to limitations prescribed by Delaware law and our charter and by-laws, the board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of our common stock might believe to be in their best interests or in which holders of some, or a majority, of our common stock might receive a premium for their shares over the then market price of those shares.

Description of preferred stock

If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the certificate establishing the terms of the preferred stock with the SEC. This description will include:

➤ the title and stated value;

➤ the number of shares offered, the liquidation preference per share and the purchase price;

➤ the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for such dividends;

➤ whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

➤ the procedures for any auction and remarketing, if any;

➤ the provisions for a sinking fund, if any;

➤ the provisions for redemption, if applicable;

➤ any listing of the preferred stock on any securities exchange or market;

➤ whether the preferred stock will be convertible into Antigenics common stock or any series thereof, and, if applicable, the conversion price (or how it will be calculated) and conversion period;

➤ whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;

➤ voting rights, if any, of the preferred stock, to the extent required;

➤ a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

➤ the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Antigenics;

➤ any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of Antigenics; and

➤ any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

RANK

Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Antigenics, rank as follows:

➤ senior to all classes or series of our common stock, and to all equity securities issued by us the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

➤ on a parity with all equity securities issued by us that do not rank senior or junior to the preferred stock with respect to those rights; and

➤ junior to all equity securities issued by us the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights (including any entity with which we may be merged or consolidated or to which all or substantially all our assets may be transferred or which transfers all or substantially all of the assets of Antigenics).

As used for these purposes, the term "equity securities" does not include convertible debt securities.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for any series or class of preferred stock will be set forth in the applicable prospectus supplement.

Description of debt securities

We will issue the debt securities offered by this prospectus and any accompanying prospectus supplement under an indenture to be entered into between Antigenics and the trustee identified in the applicable prospectus supplement. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. We have filed a copy of the form of indenture as an exhibit to the registration statement in which this prospectus is included. The indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939.

We may offer under this prospectus up to an aggregate principal amount of $100,000,000 in debt securities; or if debt securities are issued at a discount, or in a foreign currency, foreign currency units or composite currency, the principal amount as may be sold for an initial public offering price of up to $100,000,000. Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent direct, unsecured obligations of Antigenics and will rank equally with all of our other unsecured indebtedness.

The following statements relating to the debt securities and the indenture are summaries and do not purport to be complete, and are subject in their entirety to the detailed provisions of the indenture.

GENERAL

We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC. To review the terms of a series of debt securities, you must refer to both the prospectus supplement for the particular series and to the description of debt securities in this prospectus.

The prospectus supplement will set forth the following terms of the debt securities in respect of which this prospectus is delivered:

➤ the title of the series;

➤ the aggregate principal amount;

➤ the issue price or prices, expressed as a percentage of the aggregate principal amount of the debt securities;

➤ any limit on the aggregate principal amount;

➤ the date or dates on which principal is payable;

➤ the interest rate or rates (which may be fixed or variable) or, if applicable, the method used to determine such rate or rates;

➤ the date or dates from which interest, if any, will be payable and any regular record date for the interest payable;

➤ the place or places where principal and, if applicable, premium and interest, is payable;

➤ the terms and conditions upon which we may, or the holders may require us to, redeem or repurchase the debt securities;

➤ the denominations in which such debt securities may be issuable, if other than denominations of $1,000 or any integral multiple of that number;

- ➤ whether the debt securities are to be issuable in the form of certificated debt securities (as described below) or global debt securities (as described below);

- ➤ the portion of principal amount that will be payable upon declaration of acceleration of the maturity date if other than the principal amount of the debt securities;

- ➤ the currency of denomination;

- ➤ the designation of the currency, currencies or currency units in which payment of principal and, if applicable, premium and interest, will be made;

- ➤ if payments of principal and, if applicable, premium or interest, on the debt securities are to be made in one or more currencies or currency units other than the currency of denomination, the manner in which the exchange rate with respect to such payments will be determined;

- ➤ if amounts of principal and, if applicable, premium and interest may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index, then the manner in which such amounts will be determined;

- ➤ the provisions, if any, relating to any collateral provided for such debt securities;

- ➤ any addition to or change in the covenants and/or the acceleration provisions described in this prospectus or in the indenture;

- ➤ any events of default, if not otherwise described below under "—Events of Default";

- ➤ the terms and conditions, if any, for conversion into or exchange for shares of common stock or preferred stock;

- ➤ any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents;

- ➤ the terms and conditions, if any, upon which the debt securities shall be subordinated in right of payment to other indebtedness of Antigenics; and

- ➤ any other terms, which may modify or delete any provision of the indenture insofar as it applies to the series.

We may issue discount debt securities that provide for an amount less than the stated principal amount to be due and payable upon acceleration of the maturity of such debt securities in accordance to the terms of the indenture. We may also issue debt securities in bearer form, with or without coupons. If we issue discount debt securities or debt securities in bearer form, we will describe material U.S. federal income tax considerations and other special considerations which apply to these debt securities in the applicable prospectus supplement.

We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do, we will describe the restrictions, elections, general tax considerations, specific terms and other information relating to the debt securities and the foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

EXCHANGE AND/OR CONVERSION RIGHTS

We may issue debt securities which can be exchanged for or converted into shares of common stock or preferred stock. If we do, we will describe the term of exchange or conversion in the prospectus supplement relating to these debt securities.

TRANSFER AND EXCHANGE

We may issue debt securities that will be represented by either:

➤ "book-entry securities," which means that there will be one or more global securities registered in the name of a depositary or a nominee of a depositary; or

➤ "certificated securities," which means that they will be represented by a certificate issued in definitive registered form.

We will specify in the prospectus supplement applicable to a particular offering whether the debt securities offered will be book-entry or certificated securities.

CERTIFICATED DEBT SECURITIES

If you hold certificated debt securities, you may transfer or exchange such debt securities at the trustee's office or at the paying agent's office or agency in accordance with the terms of the indenture. You will not be charged a service charge for any transfer or exchange of certificated debt securities, but may be required to pay an amount sufficient to cover any tax or other governmental charge payable in connection with such transfer or exchange.

You may effect the transfer of certificated debt securities and of the right to receive the principal of, premium, and/or interest, if any, on the certificated debt securities only by surrendering the certificate representing the certificated debt securities and having us or the trustee issue a new certificate to the new holder.

GLOBAL SECURITIES

If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

NO PROTECTION IN THE EVENT OF CHANGE OF CONTROL

The indenture does not have any covenants or other provisions providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of Antigenics or a highly leveraged transaction. If we offer any covenants or provisions of this type with respect to any debt securities in the future, we will describe them in the applicable prospectus supplement.

COVENANTS

Unless otherwise indicated in this prospectus or a prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence by us of indebtedness. We will describe in the applicable prospectus supplement any material covenants in respect of a series of debt securities.

With respect to any series of senior subordinated debt securities, we will agree not to issue debt which is, expressly by its terms, subordinated in right of payment to any other debt of Antigenics and which is not ranked on a parity with, or subordinate and junior in right of payment to, the senior subordinated debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

We have agreed in the indenture that we will not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, unless:

➤ the person formed by the consolidation or into or with which we are merged or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the U.S., any state or the District of Columbia or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and, if we are not the surviving person, the surviving person has expressly assumed all of our obligations, including the payment of the principal of and, premium, if any, and interest on the debt securities and the performance of the other covenants under the indenture; and

➤ immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing under the indenture.

EVENTS OF DEFAULT

Unless otherwise specified in the applicable prospectus supplement, the following events will be events of default under the indenture with respect to debt securities of any series:

➤ we fail to pay any principal or premium, if any, when it becomes due;

➤ we fail to pay any interest within 30 days after it becomes due;

➤ we fail to observe or perform any other covenant in the debt securities or the indenture for 60 days after written notice specifying the failure from the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series; and

➤ certain events occur involving bankruptcy, insolvency or reorganization of Antigenics or any of our significant subsidiaries.

The trustee may withhold notice to the holders of the debt securities of any series of any default, except in payment of principal of or premium, if any, or interest on the debt securities of a series, if the trustee considers it to be in the best interest of the holders of the debt securities of that series to do so.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) occurs, and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may accelerate the maturity of the debt securities. If this happens, the entire principal amount, plus the premium, if any, of all the outstanding debt securities of the affected series plus accrued interest to the date of acceleration will be immediately due and payable. At any time after the acceleration, but before a judgment or decree based on such acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding debt securities of such series may rescind and annul such acceleration if:

➤ all events of default (other than nonpayment of accelerated principal, premium or interest) have been cured or waived;

➤ all lawful interest on overdue interest and overdue principal has been paid; and

➤ the rescission would not conflict with any judgment or decree.

In addition, if the acceleration occurs at any time when Antigenics has outstanding indebtedness which is senior to the debt securities, the payment of the principal amount of outstanding debt securities may be subordinated in right of payment to the prior payment of any amounts due under the senior indebtedness, in which case the holders of debt securities will be entitled to payment under the terms prescribed in the instruments evidencing the senior indebtedness and the indenture.

If an event of default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the principal, premium and interest amount with respect to all of the debt securities of any series will be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the debt securities of that series.

The holders of a majority in principal amount of the outstanding debt securities of a series will have the right to waive any existing default or compliance with any provision of the indenture or the debt securities of that series and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

No holder of any debt security of a series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

➤ the holder gives to the trustee written notice of a continuing event of default;

➤ the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series make a written request and offer reasonable indemnity to the trustee to institute a proceeding as trustee;

➤ the trustee fails to institute a proceeding within 60 days after such request; and

➤ the holders of a majority in aggregate principal amount of the outstanding debt securities of the affected series do not give the trustee a direction inconsistent with such request during such 60-day period.

These limitations do not, however, apply to a suit instituted for payment on debt securities of any series on or after the due dates expressed in the debt securities.

MODIFICATION AND WAIVER

From time to time, we and the trustee may, without the consent of holders of the debt securities of one or more series, amend the indenture or the debt securities of one or more series, or supplement the indenture, for certain specified purposes, including:

➤ to provide that the surviving entity following a change of control of Antigenics permitted under the indenture will assume all of our obligations under the indenture and debt securities;

➤ to provide for certificated debt securities in addition to uncertificated debt securities;

➤ to comply with any requirements of the SEC under the Trust Indenture Act of 1939;

➤ to cure any ambiguity, defect or inconsistency, or make any other change that does not materially and adversely affect the rights of any holder; and

➤ to appoint a successor trustee under the indenture with respect to one or more series.

From time to time we and the trustee may, with the consent of holders of at least a majority in principal amount of the outstanding debt securities, amend or supplement the indenture or the debt securities, or waive compliance in a particular instance by us with any provision of the indenture or the debt securities. We may not, however, without the consent of each holder affected by such action, modify or supplement the indenture or the debt securities or waive compliance with any provision of the indenture or the debt securities in order to:

➤ reduce the amount of debt securities whose holders must consent to an amendment, supplement, or waiver to the indenture or such debt security;

➤ reduce the rate of or change the time for payment of interest;

➤ reduce the principal of or change the stated maturity of the debt securities;

➤ make any debt security payable in money other than that stated in the debt security;

➤ change the amount or time of any payment required or reduce the premium payable upon any redemption, or change the time before which no such redemption may be made;

➤ waive a default in the payment of the principal of, premium, if any, or interest on the debt securities or a redemption payment; or

➤ take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected by the action.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

The indenture permits us, at any time, to elect to discharge our obligations with respect to one or more series of debt securities by following certain procedures described in the indenture. These procedures will allow us either:

➤ to defease and be discharged from any and all of our obligations with respect to any debt securities except for the following obligations (which discharge is referred to as "legal defeasance"):

(1) to register the transfer or exchange of such debt securities;

(2) to replace temporary or mutilated, destroyed, lost or stolen debt securities;

(3) to compensate and indemnify the trustee; or

(4) to maintain an office or agency in respect of the debt securities and to hold monies for payment in trust; or

➤ to be released from our obligations with respect to the debt securities under certain covenants contained in the indenture, as well as any additional covenants which may be contained in the applicable supplemental indenture (which release is referred to as "covenant defeasance").

In order to exercise either defeasance option, we must deposit with the trustee or other qualifying trustee, in trust for that purpose:

➤ money;

➤ U.S. Government Obligations (as described below) or Foreign Government Obligations (as described below) which through the scheduled payment of principal and interest in accordance with their terms will provide money; or

➤ a combination of money and/or U.S. Government Obligations and/or Foreign Government Obligations sufficient in the written opinion of a nationally-recognized firm of independent accountants to provide money;

which in each case specified above, provides a sufficient amount to pay the principal of, premium, if any, and interest, if any, on the debt securities of a series, on the scheduled due dates or on a selected date of redemption in accordance with the terms of the indenture.

In addition, defeasance may be effected only if, among other things:

➤ in the case of either legal or covenant defeasance, we deliver to the trustee an opinion of counsel, as specified in the indenture, stating that as a result of the defeasance neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940;

➤ in the case of legal defeasance, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, or there has been a change in any applicable federal income tax law with the effect that (and the opinion shall confirm that), the holders of outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes solely as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case if legal defeasance had not occurred;

➤ in the case of covenant defeasance, we deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if covenant defeasance had not occurred; and

➤ certain other conditions described in the indenture are satisfied.

If we fail to comply with our remaining obligations under the indenture and applicable supplemental indenture after a covenant defeasance of the indenture and applicable supplemental indenture, and the debt securities are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and/or U.S. Government Obligations and/or Foreign Government Obligations on deposit with the trustee could be insufficient to pay amounts due under the debt securities of the affected series at the time of acceleration. We will, however, remain liable in respect of these payments.

The term "U.S. Government Obligations" as used in the above discussion means securities which are direct obligations of or non-callable obligations guaranteed by the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

The term "Foreign Government Obligations" as used in the above discussion means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars (1) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (2) obligations of a person controlled or supervised by or acting as an agent or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which in either case under clauses (1) or (2), are not callable or redeemable at the option of the issuer.

REGARDING THE TRUSTEE

We will identify the trustee with respect to any series of debt securities in the prospectus supplement relating to the applicable debt securities. You should note that if the trustee becomes a creditor of Antigenics, the indenture and the Trust Indenture Act of 1939 limit the rights of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates. If, however, the trustee, acquires any "conflicting interest" within the meaning of the Trust Indenture Act of 1939, it must eliminate such conflict or resign.

The holders of a majority in principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. If an event of default occurs and is continuing, the trustee, in the exercise of its rights and powers, must use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to that provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee reasonable indemnity or security.

Anti-takeover effects of Delaware law and of our charter and by-laws

The following paragraphs summarize certain provisions of the Delaware General Corporation Law and our charter and by-laws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Delaware General Corporation Law and our charter and by-laws, copies of which are on file with the SEC as exhibits to registration statements that we previously filed. Please refer to "Where You Can Find More Information" below for directions on obtaining these documents.

DELAWARE LAW

Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder unless:

➤ prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

➤ upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

➤ on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to our certificate of incorporation or by-laws, effective 12 months after adoption. Our certificate of incorporation and by-laws do not exclude the company from the restrictions imposed under Section 203. We expect that the provisions of Section 203 may encourage companies interested in acquiring it to negotiate in advance with our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of Antigenics, which could depress the market price of our stock and which could deprive stockholders of opportunities to realize a premium on shares of our stock held by them.

CHARTER AND BY-LAW PROVISIONS

Our certificate of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders' meeting, and that only our president or a majority of our board of directors may call special meetings of the stockholders. Our by-laws also require that stockholders provide advance notice of business to be brought by a stockholder before the annual meeting. Our certificate of incorporation includes provisions classifying the board of directors into three classes with staggered three-year terms. In addition, our directors may only be removed from office for cause. Under our certificate of incorporation and by-laws, the board of directors may enlarge the size of the board and fill any vacancies on the board. The by-laws provide that stockholders may not make nominations for directors at any annual or special meeting unless the stockholder intending to make a nomination notifies Antigenics of the stockholder's intention a specified period in advance and furnishes certain information.

Plan of distribution

We may sell the securities being offered by us in this prospectus:

➤ directly to purchasers;

➤ through agents;

➤ through dealers;

➤ through underwriters; or

➤ through a combination of any of these methods of sale.

We and our agents and underwriters may sell the securities being offered by us in this prospectus from time to time in one or more transactions:

➤ at a fixed price or prices, which may be changed;

➤ at market prices prevailing at the time of sale;

➤ at prices related to such prevailing market prices; or

➤ at negotiated prices.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters' obligations in the applicable prospectus supplement.

We may solicit directly offers to purchase securities. We may also designate agents from time to time to solicit offers to purchase securities. Any agent that we designate, who may be deemed to be an "underwriter" as that term is defined in the Securities Act of 1933, may then resell such securities to the public at varying prices to be determined by such agent at the time of resale. We may engage in at the market offerings only of our common stock. An "at the market" offering is an offering of our common stock at other than a fixed price to or through a market maker. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates. As of July 17, 2002, we may sell up to approximately 2,020,000 shares of our common stock in an at the market offering. Any underwriter that we engage for an at the market offering would be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the related prospectus supplement.

If we use underwriters to sell securities, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement which will be used by them together with this prospectus to make resales of the securities to the public. In connection with the sale of the securities offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the securities.

Underwriters may also use dealers to sell securities. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by us to underwriters in connection with the offering of the securities offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which they may be required to make in respect of such liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the securities offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for securities pursuant to those contracts and the commissions payable for solicitation of the contracts.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Each series of securities offered under this prospectus will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq National Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market or on the exchange on which the stock offered is then listed, subject (if applicable) to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We may elect to list any of the securities we may offer from time to time for trading on an exchange or on the Nasdaq National Market, but we are not obligated to do so.

The anticipated date of delivery of the securities offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

Legal matters

Our counsel, Ropes & Gray, Boston, Massachusetts, will pass on the validity of the securities offered by this prospectus and any accompanying prospectus supplement. Paul M. Kinsella, a partner at Ropes & Gray, is our Secretary.

Experts

The consolidated financial statements of Antigenics Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements refers to a change in accounting for purchase method business combinations completed after June 30, 2001.

The consolidated financial statements of Aronex Pharmaceuticals, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, incorporated in the prospectus by reference to the Current Report on Form 8-K of Antigenics Inc., dated July 12, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding Aronex Pharmaceuticals' ability to continue as a going concern as discussed in Note 1 to the financial statements, and which includes an explanatory paragraph with respect to the change in method of accounting for revenue recognition as discussed in Note 2 to the financial statements. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified the consolidated financial statements of Aronex Pharmaceuticals for the three years ended December 31, 2000, as required by Section 7 of the Securities Act. Accordingly, this limits your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Incorporation of certain documents by reference

The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities covered by this prospectus:

➤ our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 28, 2002;

➤ our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 10, 2002;

➤ our Current Reports on Form 8-K filed with the SEC on July 27, 2001, January 2, 2002, January 11, 2002, June 10, 2002 and June 12, 2002;

➤ our Proxy Statement on Schedule 14A filed with the SEC on April 22, 2002; and

➤ the description of our common stock contained in our Registration Statement on Form 8-A, filed on January 24, 2000, including any amendment or reports filed for the purpose of updating such description.

We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: Investor Relations at Antigenics Inc., 630 Fifth Avenue, New York, New York 10111, where the phone number is (212) 994-8200.

Where you can find more information

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover.

We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC's web site at http://www.sec.gov. Copies of certain information filed by us with the Commission are also available on our web site at http://www.antigenics.com. Our web site is not part of this prospectus.

